ASIARIM CORPORATION
November 15, 2010
Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549 United States
Attn:	Mr. Larry Spirgel Assistant Director
Dear Mr. Spirgel,
Re:
Asiarim Corporation (the "Company" or "Asiarim")
Form 10-K for the Fiscal Year Ended September 30, 2009, Filed January 12, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010, Filed August 19, 2010
File No. 333-147187
We refer to your letter dated September 28, 2010 in regard to the comments on above captioned matters. We hereby submit our replies below utilizing the same number reference.
Also, please note that we have filed the following edgarized files with the SEC today:-
*	Amendment no. 1 to Form 10K/A for the annual report September 30, 2009; and
*	Amendment no. 1 to Form 10Q/A for the quarterly report June 30, 2010.
Comment 1

The Company has not adopted a code of ethics due to the fact that the Company has a limited number of staff and board members at the moment and therefore such matter was overlooked. The Company plans to adopt the code of ethics to all of its executive officers and employees, including its Chief Executive Officer and Chief Financial officer, by the end of 2010 and shall be filed and reported accordingly.

Comment 2
Please refer to page 29 of the Amendment no. 1 to Form 10K/A for the fiscal year ended September 30, 2009 for the revised disclosure.
Comment 3
Please refer to page F-16 of the Amendment no. 1 to Form 10K/A for the fiscal year ended September 30, 2009 for the revised disclosure.
Unit 1601, 16/F., Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel (HK): +852 9100 7972 Fax (USA): 702 9485779

ASIARIM CORPORATION
Comment 4

The date of the closing is when we finalize the due diligence and we thus proceeded to close. Please refer to page F-16 of the Amendment no. 1 to Form 10K/A for the fiscal year ended September 30, 2009 for the discussion on the payment terms and the financing of the transaction.

Comment 5

Please refer to page F-16 of the Amendment no. 1 to Form 10K/A for the fiscal year ended September 30, 2009 for the revised disclosure. The difference of the final consideration in the Form 10-Q for the Quarterly Period Ended June 30, 2010 is US$45,000 which relates to the issuance of 4,500,000 shares under the Addendum to the Participation Agreement.

Comment 6

The US$1,500,000 (or Euro 1,000,000) is being paid to CIC Europe Holding B.V. which is a company that was also acquired in the transactions by the issuance of 11,020,000 shares in the Company. This US$1,500,000 payment will be offset in the Group company accounts after acquisition. Please refer to page F-16 of the Amendment no. 1 to Form 10K/A for the fiscal year ended September 30, 2009 for the revised disclosure.

Comment 7
Please refer to page F-16 of the Amendment no. 1 to Form 10K/A for the fiscal year ended September 30, 2009 for the revised disclosure.
Comment 8

Prior to the transactions, Mitex Group Limited ("Mitex") is a company majority owned and controlled by Mr. Ben van Wijhe, our President and Chairman. Mitex was the controlling corporate shareholder holding about 67.24% of Asiarim. On August 27, 2009, Mr. Ben van Wijhe was appointed president and chairman of the Company.

The two transactions issued a total of 15,520,000 shares (the "Europe Transactions") which was allocated as to the followings:

i) Under the Participation Agreement:

3,673,334 shares to Reunite Investments Inc. ("Reunite"), 3,673,333 shares to Mr. Eugene van Os which was transferred to his beneficial companies and to other parties, and 3,673,333 shares to Mr. Ben van Wijhe which was transferred to Mitex.

ii) Under the Addendum to the Participation Agreement:

1,500,000 shares to Reunite, 1,500,000 shares to Mr. Eugene van Os which was transferred to his beneficial companies and to other parties, and 1,500,000 shares to Ben van Wijhe which was then transferred to a third party.

Unit 1601, 16/F., Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel (HK): +852 9100 7972 Fax (USA): 702 9485779

ASIARIM CORPORATION
After the above 2 transactions, Mitex owned 10,091,533 shares representing 37.58% in the Company whilst the next 2 largest shareholders on record were:
-	Reunite at 5,173,334 shares representing 19.26% interests in the Company, and
-	Mr. Eugene van Os beneficially owned through his holding companies at 4,023,333 shares, representing 14.98% interests in the Company.
Furthermore, there was no change in the board for and as a result of the Europe Transactions.
In fact, there has been no change in controllership of the Company as the board composition and the largest controlling shareholder remain the same.
With regard to 805-10-55-12, the other pertinent facts in identifying the acquirer are:
a)

The relative voting rights in Asiarim did not change. Mitex, a major shareholder, owned and controlled by Mr. Ben van Wijhe, was still the single major corporate shareholder holding about 37% after the Europe Transactions.

b)

Mitex has a relative significant voting rights as primary shareholder with holding interests at 37.58% while the second and third largest minority blocks, which individually holds 19.27% and 14.98%, has a combined holding of about 34.25%.

c)	There has been no change in the board of Asiarim and there are no arrangements to have any other changes to the board as a result of the Europe Transactions.
d)	There has been no change in the senior management team of Asairm as a result of the Europe Transactions.
e)	Asiarim paid a premium against the net deficit value of the acquiring company, CIC Europe Holding B.V., by issuing its shares and indirectly to pay the intercompany debts.

Based on the above facts and circumstance analysis, the major shareholder of Asiarim, Mr. Ben van Wijhe remains the single largest shareholder and CIC shareholders only account for second and third largest shareholder position with combining holding rate less than the primary shareholder. Furthermore, the board of directors did not have any changes and the top management team remains the same indicate that Asiarim control the combined group. Therefore we believe that this is a regular acquisition instead of a reverse acquisition.

This is concluded that the acquisition transaction was an acquisition initiated by Asiarim as the legal acquirer of CIC Europe Holding B.V. as the acquiree.
Please refer to page 21 of the Amendment no. 1 to Form 10Q/A for the fiscal period ended June 30, 2010 for the revised disclosure.
Unit 1601, 16/F., Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel (HK): +852 9100 7972 Fax (USA): 702 9485779

ASIARIM CORPORATION
Comment 9
Please refer to page 31 of the Amendment no. 1 to Form 10Q/A for the fiscal period ended June 30, 2010 for the revised disclosure.
Comment 10
Please refer to page 31 of the Amendment no. 1 to Form 10Q/A for the fiscal period ended June 30, 2010 for the revised disclosure.
Comment 11
Please refer to page 31 of the Amendment no. 1 to Form 10Q/A for the fiscal period ended June 30, 2010 for the revised disclosure.
Comment 12
Please refer to page 31 of the Amendment no. 1 to Form 10Q/A for the fiscal period ended June 30, 2010 for the revised disclosure.
Comment 13
Please refer to page 31 of the Amendment no. 1 to Form 10Q/A for the fiscal period ended June 30, 2010 for the revised disclosure.
Comment 14
Please refer to page 32 of the Amendment no. 1 to Form 10Q/A for the fiscal period ended June 30, 2010 for the revised disclosure.
Comment 15

Ascenda Corporation is our sourcing partner and they have the sourcing expertise and value relationships with many electronics manufacturers in Asia. Through their sourcing connections, we will have the advantage to leverage on these relationships.

Please refer to page 32 of the Amendment no. 1 to Form 10Q/A for the fiscal period ended June 30, 2010 for the revised disclosure.
Comment 16
Please refer to page 33 of the Amendment no. 1 to Form 10Q/A for the fiscal period ended June 30, 2010 for the revised disclosure.
Unit 1601, 16/F., Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel (HK): +852 9100 7972 Fax (USA): 702 9485779

ASIARIM CORPORATION
Comment 17
Please refer to page 34 of the Amendment no. 1 to Form 10Q/A for the fiscal period ended June 30, 2010 for the revised disclosure.
Comment 18
Please refer to page 35 of the Amendment no. 1 to Form 10Q/A for the fiscal period ended June 30, 2010 for the revised disclosure.
Comment 19
Please refer to page 35 of the Amendment no. 1 to Form 10Q/A for the fiscal period ended June 30, 2010 for the revised disclosure.
Comment 20
Please refer to page 36 of the Amendment no. 1 to Form 10Q/A for the fiscal period ended June 30, 2010 for the revised disclosure.
Comment 21
Please refer to page 37 of the Amendment no. 1 to Form 10Q/A for the fiscal period ended June 30, 2010 for the revised disclosure.
Unit 1601, 16/F., Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel (HK): +852 9100 7972 Fax (USA): 702 9485779

ASIARIM CORPORATION
The Company also acknowledges that:
*	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
*	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For and on behalf of Asiarim Corporation /s/ Ben van Wijhe ________________________________ Ben van Wijhe President
c.c.	Ms. Jessica Plowgian, Attorney-Advisor Mr. Robert Bartelmes, Senior Financial Analyst Mr. Michael Henderson, Staff Accountant Ms. Kyle Moffat, Accountant Branch Chief
Unit 1601, 16/F., Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel (HK): +852 9100 7972 Fax (USA): 702 9485779